March 14, 2011

VIA EDGAR

Valerie Lithotomos
Richard Pfordte
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)
- Legg Mason BW Absolute Return Opportunities Fund (the “Fund”)
File Nos.: 811-22338; 333-162441

Dear Ms. Lithotomos and Mr. Pfordte:

As discussed by telephone on March 3, 2011 and March 14, 2011, attached as Appendix A is a copy of the resolutions adopted by the Registrant’s Board of Trustees on February 24-25, 2011, establishing the Fund’s expense limitation described in its current prospectus dated February 28, 2011.  The Registrant will also file these resolutions as an exhibit to its next post-effective amendment to its registration statement on Form N-1A, which it intends to file no later than March 30, 2011.

If you have any questions, please do not hesitate to call me at (202) 778-9405, Ndenisarya Bregasi at (202) 778-9021 or Arthur Delibert at (202) 778-9042.

Sincerely,

/s/  Michelle Y. Mesack

Michelle Y. Mesack

Attachment

APPENDIX A

BOARD RESOLUTIONS
REGARDING
LEGG MASON BW ABSOLUTE RETURN OPPORTUNITIES FUND (THE “FUND”)
FEBRUARY 24-25, 2011

Expense Limitations

WHEREAS:
The investment manager of the Fund (the “Manager”), with the intention of creating a binding agreement, has offered to forgo fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than interest, taxes, extraordinary expenses, dividend expense on short sales, brokerage commissions and acquired fund fees and expenses) to the amounts set forth in the materials presented to this meeting and intended for inclusion in the Fund’s prospectus, subject to the following terms:

● That said limits on total operating expenses will continue until December 31, 2012, unless modified or terminated prior to that date by agreement of the Manager and the Board, and may be terminated at any time after that date by the Manager;

● That the arrangement may be modified by the Manager to decrease total annual operating expenses of a Class or the Fund at any time;

● That the Manager is permitted to recapture amounts forgone or reimbursed to a Class within three years after the year in which the Manager earned the fee or incurred the expense if the Class’s total annual operating expenses have fallen to a level below the limit described above; and

● That in no case will the Manager recapture any amount that would result, on any particular business day of the Fund, in a Class’s total annual operating expenses exceeding the limit described above or any other lower limit then in effect;

NOW THEREFORE, as to each Class of the Fund listed in the materials presented to this meeting, be it

RESOLVED:	That the Board approves and accepts such agreement.